EXHIBIT 99.1

CONSOLIDATED MERCANTILE INCORPORATED

PRESS RELEASE

CONSOLIDATED MERCANTILE INCORPORATED ANNOUNCES DISCONTINUANCE OF NASDAQ LISTING

Toronto, March 24, 2008 – Consolidated Mercantile Incorporated, a Toronto based management holding company (TSX: CMC) (NASDAQ: CSLMF), announced today that it has been advised by the Nasdaq Stock Market (“Nasdaq”) pursuant to Marketplace Rule 4300 that, in view of the Company’s recent business dispositions, it no longer has an operating business and, consequently, Nasdaq intends to suspend trading of the Company’s common stock at the opening of business on March 27, 2008.

The Company recently announced completion of the sale of its shareholdings in Polyair Inter Pack Inc. and its interest in Distinctive Designs Furniture Inc.  Although the Company is currently evaluating various business opportunities, it has advised Nasdaq that it is not yet in a position to provide a more definitive business plan.  As a result, Nasdaq has advised the Company that its securities will be suspended from trading and removed from listing and registration.  Based on the information presented by Nasdaq, the Company’s management believes that an appeal of Nasdaq’s decision would not be appropriate.

The Company fully intends to maintain its listing on the Toronto Stock Exchange and hopes to have additional information related to its plans in the near future.

Consolidated Mercantile Incorporated is a management holding company which effects its investment strategy through investment, management and merchant banking services.

“Safe Harbor” statement under the Private Securities Reform Act of 1995: This release contains forward-looking statements which reflect management’s current views of future events and operation.  These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company’s filings with the Securities and Exchange Commission.  These forward-looking statements represent the Company’s judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary

(416) 920-0500